

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 13, 2015

<u>Via E-Mail</u>
J. Warren Huff
Chief Executive Officer
Reata Pharmaceuticals, Inc.
2801 Gateway Drive, Suite 150
Irving, TX 75063

> **Re:** **Reata Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 19, 2015**
> **CIK No. 0001358762**

Dear Mr. Huff:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you intend to seek confidential treatment for several of your exhibits. Please note that comments on your confidential treatment request will be sent under separate cover.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary, page 2

Our Strategy, page 5

3. We note disclosure of several of your Investigational New Drug applications (IND).
    Please state whether you or a third party has filed IND applications for the following
    product candidates and, if so, the names of the trial sponsors and the dates the
    applications were filed with the FDA. If you have not filed INDs at this time, please
    indicate your approximate time frame for doing so:

    • Bardoxolone methyl for treatment of pulmonary arterial hypertension;
    • Bardoxolone methyl for treatment of pulmonary hypertension due to interstitial lung
      disease;
    • RTA 408 for treatment of Friedreich's ataxia;
    • RTA 408 for treatment of mitochondrial myopathies;
    • RTA 408 for treatment of Immuno-Oncology;
    • RTA 408 for treatment of CEC Loss in Cataract Surgery;
    • RTA 901 for treatment of Neurological and Muscular Disorders;
    • RORγT for treatment of Autoimmune and Anti-inflammory Disorders

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Common Stock Valuation, page 77

4. We may have additional comments on your accounting for equity issuances including
    stock compensation and beneficial conversion features. Once you have an estimated
    offering price, please provide us an analysis explaining the reasons for the differences
    between recent valuations of your common stock leading up to the IPO and the estimated
    offering price.

5. We note your disclosure that you obtained third party valuations of your common stock
    from a third party. Please tell us how you considered the application of Rule 436
    Regulation C to the third party valuation firm. Please see Question 141.02 of our
    Securities Act Sections Compliance and Disclosure Interpretations.

Executive Compensation, page 130

2014 Summary Compensation Table, page 130

6. Please provide narrative disclosure addressing the basis and reasons for the bonus
    payouts.

Certain Relationships and Related Party Transactions, page 140

7. Please explain why the information in this this section does not include the related party transactions disclosed on page F-7.

Unaudited Consolidated Financial Statements

Notes to Unaudited Consolidated Financial Statements

5. Related Party Transactions, page F-7

8. Your disclosure on page 145 indicates that AbbVie is the beneficial owner of 10.3% of your common shares. Please tell us how you considered whether AbbVie is a related party as defined by ASC 850-10-20. Revise to provide the disclosures required by ASC 850-10-50-1 as applicable.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3636 or, in her absence, Sharon Blume, Accounting Branch Chief at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

CC: Via E-Mail
        Robert Kimball, Esq.